UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 6, 2011	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

Company Secretariat

5 January 2011	BHP Billiton Limited 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO BOX 86A Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 4372 bhpbilliton.com	BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Appointment of Baroness Shriti Vadera

Further to the announcement on 13 December 2010 advising of the appointment of Baroness Shriti Vadera as a Director of BHP Billiton Plc and BHP Billiton Limited with effect from 1 January 2011 we now advise details of Baroness Vadera’s interests in BHP Billiton shares:

Notification of Initial Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3X)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Baroness Shriti Vadera

Date of appointment	1 January 2011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office:180 Lonsdale Street, Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place, London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities Nil

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Brewin Dolphin Securities Limited on behalf of Standard Life Trustee Company, the sole trustee for Baroness Vadera’s Self Invested Pension Plan (indirect interest, Baroness Vadera is the beneficial owner).

Number & class of securities 5,000 ordinary shares in BHP Billiton Plc

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Fiona Smith – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Fiona Smith Geof Stapledon	Tel: Fax: Tel: Fax:	+61 3 9609 3179 +61 3 9609 4372 +44 20 7802 4176 +44 20 7802 3054

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